News Release	TSX, AMEX Symbol: NG

NovaGold Files Preliminary Universal Shelf Prospectus for Future Financings

March 19, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX/TSX:NG) has today filed a preliminary short form universal base shelf prospectus with the securities commissions in each of the provinces of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. These filings, when made final, will allow the Company to make offerings of debt securities (the “Debt Securities”), preferred shares and common shares (the “Equity Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities, share purchase contracts and share purchase or equity units (all of the foregoing, collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of US$500,000,000 during the 25-month period that the final short form universal base shelf prospectus remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures.

A registration statement relating to these Securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. A free copy of the prospectus and any shelf prospect supplements that may be filed in the future may be obtained from the Company’s Corporate Secretary by emailing info@novagold.net or directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, telephone 1-866-669-6227, Attn: Corporate Secretary.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available by e-mail at: info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual events and results to differ materially from NovaGold’s expectations include the need to satisfy the conditions set forth in any underwriting agreement entered into in connection with a shelf prospectus supplement; the need to satisfy regulatory and legal requirements with respect to the proposed offerings; risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold and copper prices; the possibility that NovaGold may change its plans with respect to one or more properties; risks involved in litigation opposing the Company’s permits at Rock Creek; risks related to management of the Donlin Creek project by Barrick Gold Corporation and the effect of disputes with Barrick over management and ownership of the project or its development; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, in NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other information released by NovaGold and filed with the appropriate regulatory agencies.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227